SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential - Standard Chartered Partnership

12 March 2014
Prudential plc and Standard Chartered PLC agree to extend and expand their strategic bancassurance partnership

Prudential plc ("Prudential") and Standard Chartered PLC ("Standard Chartered") are pleased to announce they have entered into a new agreement expanding the term and geographic scope of their strategic pan-Asian bancassurance partnership.

The new 15-year agreement, which covers 11 markets and will commence on 1 July 2014, deepens a relationship that was first established in 1998, and has become the most successful and enduring pan-regional bancassurance partnership in Asia.

Under the terms of the new agreement, a wide range of Prudential's life insurance products will be exclusively distributed through Standard Chartered branches in 9 markets - Hong Kong, Singapore, Indonesia, Thailand, Malaysia, the Philippines, Vietnam, India and Taiwan - subject to applicable regulations in each country. In China and South Korea, Standard Chartered will distribute Prudential's life insurance products on a preferred basis.

As part of the intent to deepen the strategic bancassurance partnership further, Prudential and Standard Chartered have also agreed to explore additional opportunities to collaborate, in due course, elsewhere in Asia and in Africa, subject to existing exclusivity arrangements and regulatory restrictions. This reflects both Prudential's desire to expand its presence in emerging markets and Standard Chartered's strategic aspiration "To bank the people and companies driving investment, trade and the creation of wealth across Asia, Africa and the Middle East."

Tidjane Thiam, Group Chief Executive, Prudential plc, said: "Our partnership with Standard Chartered has delivered substantial benefits to both companies' customers and shareholders over the last 15 years. Standard Chartered is one of the strongest, most respected and largest emerging markets banks in the world and we are proud to be its partner. The results we have achieved in Asia speak for themselves. The business we have built together has achieved significant growth, delivering compound annual sales growth of 19 per cent over the last decade. Our teams know and respect each other and work well together. That is why we are confident that we will continue to provide valuable products and services to millions of consumers across Asia, generating significant value for our shareholders in doing so. We are also excited by the prospect of bringing the skills of both organisations to other fast-growing emerging markets, where demand for savings and protection is very strong."

Peter Sands, CEO of Standard Chartered, said: "Our aspiration is to be recognised as a leader in growing and protecting our clients' wealth, with a specific aim to double our AUM to $300 billion by 2020. The extension of the agreement with Prudential, both in terms of duration and geographical reach, is reflective of the highly successful partnership developed between the two organisations over 15 years. Our clients will have access to a wide range of Prudential's market-leading savings and protection products, tailored to meet their diverse financial needs. This agreement highlights the value inherent in our powerful distribution capability across some of the fastest-growing markets in the world. We are excited by the future prospects for the relationship."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

About Prudential plc
Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for more than 165 years and has £443 billion in assets under management (as at 31 December 2013). Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

About Standard Chartered PLC
Standard Chartered is a leading international banking group, with more than 86,000 employees and a 150-year history in some of the world's most dynamic markets. It banks the people and companies driving investment, trade and the creation of wealth across Asia, Africa and the Middle East, where it earns around 90 per cent of its income and profits. Standard Chartered's heritage and values are expressed in its brand promise, Here for good.

Standard Chartered PLC is listed on the London and Hong Kong Stock Exchanges as well as the Bombay and National Stock Exchanges in India.

Forward-Looking Statements
This release may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations, and including, without limitation, statements containing the words "may", "will", "should", "continue", "aims", "estimates", "projects", "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of designation as a global systemically important insurer; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in the Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 March 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer